April 29, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
USA

Attention:  Craig Wilson, Senior Assistant Chief Accountant

Dear Mr. Wilson:

Re:      Sound Revolution Inc.
Form 8-K Filed
Filed April 14, 2009
File No. 333-118398

We are counsel for Sound Revolution Inc. (the “Company”) and write this letter in response to your letter to the Company dated April 15, 2009 wherein you say, inter alia,

Form 8-K Filed April 14, 2009

Item 4.01 Changes in Registrant’s Certifying Accountant

1.
Please amend the Form 8-K to address the former accountants’ report on the financial statements for the fiscal year ended February 28, 2007.  Please note that Item 304(a)(1)(ii)
of Regulation S-K requires disclosure regarding the principal accountants’ report on the financial statements for the past two years.

Response: We have amended paragraph (a) (ii) of the Form 8-K to address the former accountants’ report on the financial statements for the fiscal year ended February 28, 2007.
Paragraph (a) (ii) now reads:

“The reports of Peterson Sullivan LLP on the Company’s consolidated financial statements as of and for the fiscal years ended February 28, 2007 and February 29, 2008 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle except to indicate that there was substantial doubt about the Company ability to continue as a going concern”.

2.	In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountants addressing the revised disclosures.

Response: We have filed an Exhibit 16 letter dated April 30, 2009 from the former accountants addressing the revised disclosure.

Please respond to these comments within five business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite your review.  Please furnish a cover that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please do not hesitate to contact us if you have any questions or comments.

Response:  We have enclosed a written statement of acknowledgement from the company as requested above.

Yours truly,

Bacchus Corporate and Securities Law

Per:

/s/ Robert Galletti

Robert Galletti

Barrister & Solicitor
Member, Law Society of British Columbia

Encl.